Exhibit 99.66

SECTION 4.9 NOTICE

NATIONAL INSTRUMENT 51-102

CHANGE IN CORPORATE STRUCTURE

TO:	British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

This notice is provided pursuant to sections 4.8 and 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

Item 1.	Names of the Parties to the Transaction

Bitzero Holdings Inc. (formerly WBM Capital Corp.) (the “Issuer”), Bitzero Blockchain Inc. (“TargetCo”) and 1555476 B.C. Ltd. (“Subco”). The entity resulting from the Amalgamation (as defined below) (“Amalco”) continues to use the corporate name “Bitzero Blockchain Inc.”.

Item 2.	Description of the Transaction

On November 19, 2025, pursuant to the terms of a letter agreement dated August 27, 2025 (the “Letter Agreement”), the Issuer and TargetCo completed a three-cornered amalgamation to form Amalco, completed a change in management and completed the listing of the Resulting Issuer Voting Shares (as defined herein) on the Canadian Securities Exchange (the “CSE”), constituting a reverse takeover of the Issuer by the TargetCo (the “Transaction”).

The Transaction was completed by way of a three cornered amalgamation (the “Amalgamation”) pursuant to which TargetCo amalgamated with Subco, a wholly-owned subsidiary of the Issuer, and the Issuer acquired all of the issued and outstanding voting common shares of TargetCo (the “Target Voting Shares”) and non-voting common shares of TargetCo (the “Target Non-Voting Shares” and together with the Target Voting Shares, the “Target Shares”) in exchange for voting common shares of the Issuer (the “Resulting Issuer Voting Shares”) and non-voting common shares of the Issuer (the “Resulting Issuer Non-Voting Shares”, and together with the Resulting Issuer Voting Shares, the “Resulting Issuer Shares”) on the basis of one Resulting Issuer Share for each ten Target Shares issued and outstanding (the “Exchange Ratio”). No fractional shares were issued in connection with the Amalgamation. As a result of the Amalgamation, the Amalco is now a wholly-owned subsidiary of the Issuer. All outstanding convertible securities entitling the holder thereof to acquire Target Shares now entitle the holders thereof to acquire equivalent securities of the Issuer in lieu of Target Shares on the same terms and conditions, subject to the Exchange Ratio.

In addition to the Amalgamation, the Issuer completed a three-cornered amalgamation with 1001344965 Ontario Inc. (“Finco”) and 1001346623 Ontario Inc. (“Subco 2”), pursuant to the Business Corporations Act (Ontario) (the “Finco Amalgamation”). Prior to completing the Finco Amalgamation, Finco settled approximately C$205,647.70 in debt through the issue of 4,112,954 common shares of Finco (the “Finco Shares”), at a price of $0.05 per Finco Share. Upon completion of the Finco Amalgamation, the Issuer issued an aggregate of 4,112,954 Resulting Issuer Voting Shares to the former holders of Finco Shares (the “Finco Share Exchange”).

Immediately prior to closing the Transaction, the Issuer completed an amalgamation with its wholly owned subsidiary “Bitzero Holdings Inc.” under Business Corporations Act (British Columbia) to change its name to “Bitzero Holdings Inc.”

Additional information regarding the Transaction is found in the CSE Form 2A — Listing Statement dated November 19, 2025 (the “Listing Statement”). A copy of the Listing Statement is available under the Issuer’s issuer profile on SEDAR+ at www.sedarplus.ca.

Item 3.	Effective Date of the Transaction

The Transaction became effective on November 19, 2025, and the Issuer listed the Resulting Issuer Voting Shares for trading on the CSE on November 24, 2025.

Item 4.	Names of Each Party that Ceased to Be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

The Issuer continues to be a reporting issuer in British Columbia, Alberta, and Ontario.

Item 5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

In connection with the Transaction, the Issuer changed its financial year-end from October 31 to September 30. Accordingly, the Company’s first financial year-end subsequent to the Transaction will be September 30, 2026.

Item 6.	The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

The Issuer is required to file the following financial statements during the first financial year after the Transaction:

(a)	interim financial statements of the Issuer for the three months ended December 31, 2025 (comparative statements being the three months ended of December 31, 2024 of TargetCo), on or before February 28, 2026;

(b)	interim financial statements of the Issuer for the six months ended March 31, 2026 (comparative statements being the six months ended of March 31, 2025 of TargetCo), on or before May 30, 2026;

(c)	interim financial statements of the Issuer for the nine months ended June 30, 2026 (comparative statements being the nine months ended of June 30, 2025 of TargetCo), on or before August 29, 2026; and

(d)	annual financial statements of the Issuer for the 12 months ended September 30, 2026 (comparative statements being the 12 months ended September 30, 2025 of TargetCo), on or before January 28, 2027.

In addition to the above, the Issuer will also file financial statements of TargetCo for the year ended September 30, 2025 on or before January 28, 2026, and financial statements of the Issuer, prior to completion of the Transaction, for the year ended October 31, 2025, on or before February 28, 2026.

Item 7.	Documents Filed under NI 51-102

Details of the Transaction can be found in the following documents:

●	news release of the Issuer dated August 27, 2025;

●	Letter Agreement;

●	the Listing Statement;

●	news release of the Issuer dated November 20, 2025;

●	material change report of the Issuer dated December 1, 2025

each of which has been electronically filed with the Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca under the Issuer’s issuer profile.

Item 8.	Date of Report

December 1, 2025